82-4723

PRICER
PRESS RELEASE
from Pricer AB (publ) April 27th 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 8.15 am CET on Monday April 27th, 2009.

Annual General Meeting held on April 24, 2009

The Annual General Meeting of Pricer AB (publ) was held on April 24, 2009. 25 percent of total numbers of votes were present through 43 shareholders. The following major decisions were made:

Fees to the Board
Fees to the Board were decided for a total of amount of SEK 1,250,000, of which SEK 450,000 to the Chairman and SEK 200,000 to each of the other members. This is a reduction in the total fees, as the Board will consist of five instead of six members, but otherwise entails the same individual amounts as in the previous year.

Election of Board of Directors
The meeting decided to re-elect Mikael Bragd, Daniel Furman, Bo Kastensson and Peter Larsson. As a new Board member, Bernt Magnusson was elected. Peter Larsson was elected as Chairman of the Board.

Bernt Magnusson, born in 1941, holds a Master's of Political Science from the Univeristy of Uppsala. Bernt Magnusson is currently Chairman of Kwintet and member of the Board of Coor Service Management, Fareoffice, Höganäs, Net Insight, Nordia Innovation, Pharmadule and Volvo Car. Bernt Magnusson has held positions as president or chairman in several large corporations in the past.

Formation and duties of the Nomination Committee
The meeting decided to adopt the proposal regarding the Nomination Committee's composition and duties. The Committee then consists of the chairman of the Board, one representative each of the three largest shareholders and a member to be independent and represent the small shareholders of Pricer.

Decision on principles for remuneration to senior executives
The Shareholders decided to adopt the recommendation of the Board regarding principles for remuneration to senior executives.

Authorisation to the Board to issue shares
The meeting decided to authorise the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration.

Approval of the decision by the Board to extend convertible loans
The General Meeting decided to approve the decision by the Board on 26th of March 2009 to change the conditions for the Company's convertible debentures as decided by the Board of Directors on 19th of February 2007 and approved by an Extraordinary General Meeting on 14th of March 2007. The changes apply to the Company's convertible debenture series 2007/2009:1, 2007/2009:2 and 2007/2009:3, and mean principally (i) that the total loan amount will be reduced to SEK 22,450,000, (ii) that the conversion price will be reduced to the average rate at the end of ten trading days directly before the AGM (however not higher than 0.70 SEK) (iii) that the maturity of the loan will be extended until 30th of June 2010 (iv) that the conversion period be extended until 30 June 2010 and (v) that the term "existing dept" in the convertible terms are adjusted to Pricer's current financial situation. It was noted that the conversion price had been assessed to 0.57 SEK.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,600 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

5/18

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4773

PRICER

PRESS RELEASE

from Pricer AB (publ) April 9th 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 2.30 pm CET on Thursday April 9th, 2009.

Pricer's annual report on the internet

Pricer's annual report is published on www.pricer.com today, April 9th at 2:30 p.m.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 27th 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 10:45 am CET on Friday March 27th, 2009.

Notice

The shareholders in Pricer AB (publ) are hereby invited to attend the Annual General Meeting at 2:00 p.m. on 24 April 2009 at Scandic Infra City, Kanalvägen 10, in Upplands Väsby.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting (AGM)

must be recorded in their own names in the register of shareholders maintained by Euroclear Sweden AB (formerly VPC AB) no later than Saturday, 18 April 2009, and

must notify the Company of their intention to participate in the AGM no later than 4:00 p.m. on Monday, 20 April 2009, by mail to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, by telephone to +46 (0)8-505 582 00, by fax to +46 (0)8-505 582 01 or by e-mail to info@pricer.com. The notification should include name, address, telephone number, personal or corporate identity number and registered holding.

To be entitled to participate in the AGM, shareholders whose shares are registered in the name of a trustee must temporarily re-register the shares in their own names. Such re-registration should be requested from the trustee well in advance of 18April 2009.

Where appropriate, proof of authorisation such as a form of proxy or certificate of registration should be sent to the Company prior to the AGM.

Agenda

1. Opening of the AGM.
2. Election of a Chairman of the AGM.
3. Preparation and approval of the voting list.
4. Approval of the agenda
5. Election of one or two persons to check and sign the minutes.
6. Determination as to whether the AGM has been duly convened.
7. Address by the President of Pricer AB.
8. Presentation of the annual report and the audit report as well as the consolidated financial statements and the audit report for the Group.
9. Resolutions regarding
   a) adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet,
   b) allocation of the Company's profit or loss according to the adopted balance sheet,
   c) discharge from liability of the members of the Board of Directors and the President.

10. Determination of fees to be paid to the Board of Directors and Auditors.

11. Election of the Board of Directors

12. Principles for appointment of the Nomination Committee.

13. Principles for remuneration to senior executives

14. Authorisation regarding the issuance of shares

15. Resolution regarding changes in the terms of the convertible debenture programme.

16. Authorisation for the President to make formal changes in connection with registration.

17. Adjournment of the AGM

Proposals from the Nomination Committee:

Item 2: Gunnar Mattsson, an attorney from Advokatfirman Lindahl, is proposed as Chairman of the Annual General Meeting.

Item 10: Board fees are proposed to be paid in a total amount of SEK 1,250,000, of which SEK 450,000 to the Chairman and SEK 200,000 to each of the other members. This is a reduction in the total fees, as the Board is proposed to consist of five instead of six members, but otherwise entails the same individual amounts as in the previous year. No fees or remuneration are proposed for work on the Nomination Committee or other Board committees. However, expenses incurred in the work of the Nomination Committee are reimbursed by the company. It is proposed that fees to the company's auditors be paid according to approved account.

Item 11: It is proposed that Mikael Bragd, Daniel Furman, Bo Kastensson and Peter Larsson be re-elected. As a new Board member, Bernt Magnusson is proposed. Akbar Seddigh, Chairman and Magnus Schmidt, Vice Chairman have declined re-election. Peter Larsson is proposed as Chairman of the Board.

Bernt Magnusson, born in 1941, holds a Master's of Political Science from the Univeristy of Uppsala. Bernt Magnusson is currently Chairman of Kwintet and member of the Board of Coor Service Management, Fareoffice, Höganäs, Net Insight, Nordia Innovation, Pharmadule and Volvo Car. Bernt Magnusson has held positions as president or chairman in several large corporations in the past.

Item 12: The Nomination Committee proposes that the Board Chairman be authorised to contact the three largest shareholders in the Company and request that each of them appoint one representative to serve on a Nomination Committee, together with the Board Chairman, for the period until the appointment of a new Nomination Committee as authorised by the next AGM. Furthermore, the Nomination Committee shall include one representative for the smaller shareholders who have an independent status in relation to the Company and its major shareholders. If any of the three largest shareholders refrains from appointing a representative, the shareholder next in order of voting power shall have the right to appoint a representative. The names of the members of the Nomination Committee shall be published at the latest six months before the AGM. The three largest shareholders shall be determined on the basis of the known number of votes immediately prior to the date of publication.

If needed, the Board shall be able to convene the previous Nominating Committee before a new Nominating Committee has been formed according to the principles stated above.

If, during the term of office of the Nomination Committee, one or several of the shareholders that have appointed members to the Nomination Committee are no longer among the three largest shareholders in terms of voting power, the members appointed by these shareholders shall vacate their seats on the committee and the shareholder(s) that are currently among the three largest holders of votes shall have the right to appoint representatives. However, no changes shall be made in the composition of the Nomination Committee unless there is special reason to do so, if only marginal changes in voting power have taken place

or if the change occurs less than 2 months before the AGM. A shareholder that has appointed a representative to the Nomination Committee has the right to remove such member and appoint a new member in his or her place. If a member leaves the Nomination Committee before its work is completed, the shareholder that has appointed the member shall have the right to appoint a replacement. Changes in the composition of the Nomination Committee shall be published immediately on the Company's website.

The Nomination Committee shall prepare recommendations on the following matters to be submitted to the 2010 AGM for decision: (a) election of the Board of Directors, (b) election of the Board Chairman, (c) the amount of fees to be paid to independent Board members and the apportionment between the Chairman and other members of the Board, as well as the amount of compensation for work on the committees, (d) proposal of fee to Auditors (e) election of Chairman of the AGM and (f) principles for appointment of the Nomination Committee

Proposals from the Board of Directors:

Item 9 b: The Board of Directors has decided not to propose any dividend.

Item 13: The Board of Directors proposes that AGM adopt the following principles for remuneration to senior executives. Senior executives include the President and CEO, the CFO and other members of the Group's Executive Management.

Pricer shall offer a total remuneration package that is market-based with respect to conditions in the country where each member of the Executive Management resides and that enables the Company to recruit and retain qualified senior executives. Remuneration to senior executives shall consist of basic salary, a variable salary component, pension and other customary benefits.

Basic salary is determined individually and is based on each executive's role, performance, results and responsibilities. The level of salary shall be market-based and shall be reviewed annually. The variable salary component is based on the attainment of financial targets and individually set goals.
The amount of variable salary shall not exceed the basic salary.

The pension benefits of senior executives shall be market-based and should be of the defined-contribution type or comparable to a public pension plan.

In order to encourage senior executives to align their long-term objectives with those of the Company's shareholders, the Company shall be able to offer incentives in the form of share-based instruments, in addition to salary, pension and other forms of compensation.

The President has a notice period of 12 months in the event of termination of employment on the part of the Company, and six months in the event of termination of employment on the part of the Presidents The notice period for other senior executives varies, but may in no case exceed 12 months. Senior executives are not entitled to termination benefits.

The Board of Directors shall have the right to deviate from the above guidelines if the Board deems this to be motivated by special reasons in an individual case.

Item 14: The Board of Directors proposes that AGM authorise the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration. This authorisation shall be exercisable only in connection with the acquisition of companies, operations, intangible rights or other assets.

Item 15: The Board of Directors of Pricer decided on 26th of March 2009, conditional on the approval of the AGM, to change the conditions for the Company's convertible debentures as decided by the Board of Directors on 19 February 2007 and approved by an Extraordinary General Meeting on 14 March 2007. The changes apply to the Company's convertible debenture series 2007/2009:1, 2007/2009:2 and 2007/2009:3, and mean principally (i) that the total loan amount will be reduced to SEK 22,450,000, (ii) that the conversion price will be reduced to the average rate at the end of ten trading days directly before the AGM

(however not higher than 0,70 SEK) (iii) that the maturity of the loan will be extended until 30 June 2010 (iv) that the conversion period be extended until 30 June 2010 and (v) that the term "existing dept" in the convertible terms are adjusted to Pricer's current financial situation. Pricer will redeem the remaining amount outstanding of SEK 22,450,000 on the maturity date on 19 April 2009.

Shares and votes

The Company has a total of 1,016,132,200 shares, of which 2,260,817 share of class A and 1,013,871,383 are of class B, corresponding to a total of 1,025,175,468 votes.

Documents to the General Meeting

The Annual report and the audit report for 2008, the corporate governance report and the resolutions of the Board and motions for resolutions regarding items 13-15 will be available on the Company's website as of April 10, 2009. For reasons of cost, these documents will be distributed only the shareholders who request them and provide their postal address.

Sollentuna, March 2009

Pricer AB (publ)
The Board of Directors

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) March 26th 2009

Pricer repays half and extends half of convertible loans

Pricer AB (publ) repays one half and extends the other half of the remaining convertible loans of 44.9 MSEK total. The Board has decided for this division of the loans based on the current cash position of Pricer including available credit facilities and decided for a balanced split in view of the prevailing credit climate.

The Board of Pricer decided on March 26th, 2009, subject to approval by the Annual General meeting, to change the terms of the convertible loans amounting to 22.45 MSEK. The loans are currently held as follows:

Monterro Holdings Ltd	11.2 MSEK
Tedde Jeansson Sr	7.5 MSEK
Alted AB	3.4 MSEK
Kastensson Holding AB	0.3 MSEK

The loans will after the changes mature on June 30th, 2010, carry a yearly interest of 8 percent and can be converted to shares in Pricer at a rate based on the market rate of the Pricer share during 10 trading days before the AGM on April 24 th, however, not higher than the current strike price of 0.70 SEK. With today's rate of 0.53 SEK this would lead to a dilution of about 4 percent. In addition the terms of the convertible loans are adjusted to the current financial standing of Pricer. There are no other changes to the conditions of the loans.

Pricer will repay the other remaining half of the loans of 22.45 MSEK on maturity on April 19th, 2009.

The Board proposes the shareholders at the AGM on April 24th to approve of the changes to the terms of the convertible loans.

Kastensson Holding AB is owned by Bo Kastensson and Peter Larsson owns less than 5 percent of Monterro Holdings Ltd, both being members of the Board of Pricer AB.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER
PRESS RELEASE
from Pricer AB (publ) March 13th, 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 9.00 am CET on Friday March 13th, 2009.

First major European DotMatrix™ ESL contract for Pricer and Toshiba TEC as Belgacom reaches for the sky

Belgacom, the main telecommunications company in Belgium, has chosen the new generation Pricer DotMatrix™ ESL solution for its 90 mobile stores, with Toshiba TEC ensuring the implementation and support services. The total value of the order is 6 MSEK.

Belgacom selected the Pricer ESL solution to implement price automation and centralize the updates of product specifications and shelf locations in the stores. Other benefits of Pricer ESL are to improve competitive reactivity and modernize store design.

"We made a major technology leap here," said Serge Jaroszewski, Shop Project and Site Development Manager at Belgacom. "All our Shops receive automatically and exactly at the same time the correct price information and the correct shelf location for each product from a single point of contact."

"We are very pleased with Belgacom's decision to roll out the DotMatrix™ solution in their stores", says Charles Jackson, CEO at Pricer. "Retail telephony represents a major opportunity for Pricer and this win further increases our track record since the beginning of the year to provide the non food sector with ESL that fit their needs."

Belgacom calculated that this frees up five man hours per month per shop as well as eliminates the costly and time-consuming distribution of bi-weekly printed price labels.

DotMatrix™ label offers full flexibility of display content because it is embedded with thousands of dots individually controlled by a microprocessor. The very fine pixilation of those dots translates into a rich, textural display with extreme detail. This means the screen can now display just about anything, from brand logos and feature/benefit bullet points to scan able barcodes and time based promotional messages. The technology also allows retailers to refresh information on demand without affecting the battery life because the display does not require energy after being refreshed.

TOSHIBA TEC started the roll out in February and will handle all maintenance and support for Belgacom's dot matrix ESL technology program.

About TOSHIBA TEC
TOSHIBA TEC Europe (TERIS) manages product planning, marketing, sales, service support and distribution of point of sale systems, cash registers, scales, barcode printers, peripherals and software information systems throughout Europe, the Middle East and Africa. As a total solution provider, TERIS offers a complete package from consulting and system design to system installation, operation and maintenance. TERIS is an independent operating company of Toshiba Corporation, the sixth largest electronics/electrical equipment company and the world's 72nd largest company in terms of sales.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer *provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) March 9th, 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 3.00 pm CET on Monday March 9th, 2009.

Pricer AB implicated in arbitration proceedings

Pricer AB signed in 2006 a test agreement with ProMargin AB with the purpose to evaluate cooperation regarding a new business concept that ProMargin was about to develop. Pricer gave notice of termination of the cooperation in November 2007. ProMargin contests Pricer's right to terminate the cooperation according to the test agreement. ProMargin has now initiated arbitration proceedings and asked the arbitral tribunal to declare that Pricer in principle is liable to pay damages due to breach of contract. ProMargin is seeking for a declaratory award and is not claiming for any financial compensation by Pricer in the arbitral proceedings.

Pricer is of the opinion that the claims by ProMargin are without merit and denies all liability.

Defending the right to enter into agreements to test new business concepts and device integrations and the right to terminate them *inter alia* based on lack of success and altered circumstances, Pricer will defend any claim made by ProMargin for violation of a test agreement made in 2006. ProMargin began its operations in 2006 and is owned and led by the founder of Pricer, Erik Danielsson and his relatives.

Pricer is committed to improving and developing the benefits of its technology for retail customers and partners while protecting its platform openness to any and all solutions that can be integrated.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER

PRESS RELEASE
from Pricer AB (publ) February 4th, 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 10:40 hrs CEST on Wednesday February 4th, 2009.

Two large European retailers chose Pricer ESL

Two of Europe's largest tier 1 retailers, one Do-It-Yourself, the other Food, have placed significant initial orders for the Pricer ESL system after pilots and evaluation programs during 2007 and 2008.

Today, Pricer is the largest ESL company with an installed base greater than its competitors' combined. Pricer delivers best in class ESL systems and the first wireless dual display platform combining speed, scalability and reliability to worldwide tier 1 and tier 2 retailers.

"These two wins in different retail sectors are important signals for Pricer and ESL," says Charles Jackson, CEO at Pricer AB. "At a time when retailers have to focus on projects that are strategically urgent and give immediate returns, the Pricer system is understood as an enabler to help execute price strategies and build customer and brand loyalty."

The French DIY retailer has opted to start with Continuum ESL and each store represents approximately 35 000 ESL. The DIY retailer had evaluated three different systems and piloted two of them. Pricer then won the next step of implementing a full store pilot. This announcement is in conjunction with several store orders now received to implement ESL where it is deemed most urgent.

The food retailer has begun installing in three countries, France, Belgium and Luxembourg, and has installed five hypermarkets to date. A pilot evaluation has now begun in one of its supermarket chains. The hypermarkets use a combination of segment based Continuum ESL with DotMatrix™ pixel based ESL. DM displays are used for electronics, tableware, and fresh food counter, complementing the 35 to 40 000 Continuum ESL deployed in the rest of the stores.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,100 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) February 18th, 2009

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 2.15 pm hrs CET on Wednesday February 18th, 2009.

Proposal of the Nomination Committee of Pricer AB

The Nomination Committee has the following proposal to pass on to the Annual General Meeting in 2009 of Pricer AB:

Board of Directors

The Board of Directors should consist of five members. Reelection is proposed for Mikael Bragd, Daniel Furman, Bo Kastensson and Peter Larsson. As new Board member Bernt Magnusson is proposed. Akbar Seddigh, Chairman and Magnus Schmidt, vice Chairman have declined reelection. Peter Larsson is proposed as Chairman of the Board.

The Committee motivates its proposal as follows: In view of the resignation by the Chairman and vice Chairman, reelection of the majority of Directors is proposed to safeguard continuity. The proposed new Chairman is also already a member of the Board. The Board is also strengthened by the proposal of Bernt Magnusson with a great deal of experience from work on the boards of many large companies and his contribution to Pricer will be valuable.

Bernt Magnusson, born 1941, holds a Master of Political Science from the University of Uppsala. Bernt Magnusson is currently Chairman of Kwintet and member of the Board of Coor Service Management, Fareoffice, Höganäs, Net Insight, Nordia Innovation, Pharmadule and Volvo Car. Bernt Magnusson has held positions as President or Chairman in several large corporations in the past.

Fees to be paid to the Board of Directors and Auditors

Fees to the Board, until after the next Annual General Meeting, are proposed to amount to the following:

Total fees amount to SEK 1,250,000 allocated with SEK 450,000 to the chairman and SEK 200,000 to each member. This is a reduction of the total fees as the board is suggested to consist of five instead of six members but otherwise the same individual amounts as in the previous year. Fees or remuneration for committee work or work on the nomination committee are not proposed. Expenses for the work on the nomination committee however, are paid for by the company. Fees to the company Auditors are proposed to amount to approved invoices.

Chairman at the Annual General Meeting

Gunnar Mattsson, attorney-at-law at Advokatfirman Lindahl, is nominated to be the chairman at the Annual General Meeting.

Appointment of the Nomination Committee

The Chairman of the Board of Directors will contact the three largest shareholders and ask them to appoint one representative each to form the Nomination Committee together with also the Chairman of the Board. A fifth member representing the smaller shareholders shall also be appointed to the Committee.

The Annual General Meeting will be held at Scandic Infra City on April 24th at 2 pm and a notice will be published in the middle of March.

For further information, please contact:
Salvatore Grimaldi, Chairman of the Nomination Committee of Pricer AB: +46 8 545 044 10

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,500 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993